EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate	One Liberty Place 1650 Market Street P.O. Box 7716 Philadelphia, PA 19192-1550 215.761.1000
Contact:	Gregory E. Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA PREANNOUNCES THIRD QUARTER RESULTS AND REVISES 2002 OUTLOOK

PHILADELPHIA, October 24, 2002 — CIGNA Corporation (NYSE: CI) today announced that it expects earnings for the third quarter and full year 2002 to be lower than previous company guidance.

The company expects operating income (net income excluding realized investment results) for the third quarter of approximately $205 million or $1.47 per share, excluding the previously announced charges of $720 million after-tax and $315 million after-tax for the run-off reinsurance operations, and a $9 million after-tax charge to increase reserves for a previously disclosed Medicare cost reporting matter.

The change in expectations primarily reflects weaker than expected health care results in the Employee Health Care, Life and Disability segment. Third quarter operating income for the company’s Employee Retirement Benefits and Investment Services segment and the International segment are expected to be in line with previous guidance.

The company expects third quarter operating income, excluding nonrecurring items, for the Employee Health Care, Life and Disability segment to be approximately $160 million. The decrease in earnings expectations for the quarter primarily reflects:

*	Higher spending, relative to membership levels, to improve service operations and continued investment in the company’s new technology and service platforms;
*	Adverse claim experience in the company’s experience-rated and guaranteed cost indemnity business; and
*	Poor performance of several new large experience-rated accounts.

The commercial HMO medical loss ratio improved in the quarter, in line with expectations, and the specialty health care businesses continued to perform well.

To address the challenges in the health care business, management is pursuing a major realignment of organizational structure and people that is expected to result in:

o	Operating efficiencies and cost savings;
o	Improved medical cost management and customer service;
o	Strengthened underwriting processes and procedures; and
o	Enhanced customer focus and strengthened alignment by employer segment (middle market and large national accounts).

Detailed action plans relative to this realignment are being finalized. The realignment is expected to result in a nonrecurring fourth quarter restructuring charge.

“The underperformance of our health care operations is clearly unsatisfactory, and we have put a new health care management team in place that is taking aggressive action to address the challenges that we face,” said H. Edward Hanway, CIGNA’s Chairman and Chief Executive Officer.

The company said that it expects consolidated full year 2002 operating income, excluding nonrecurring items, in the range of $915 million to $950 million or approximately $6.50 to $6.75 per share. The Employee Health Care, Life and Disability segment is expected to have operating income, excluding nonrecurring items, in the range of $725 million to $750 million for the full year.

The performance of equity markets can have a significant effect on CIGNA’s businesses and recent declines in equity markets have had an adverse effect on the company. Equity securities comprise a key portion of the assets of CIGNA’s pension plans. CIGNA expects to increase its minimum pension liability in the fourth quarter of 2002 based on then-prevailing financial market conditions, including long-term interest rates and the value of pension plan assets. Based on recent financial market conditions, the increase in the minimum pension liability would have resulted in an after-tax reduction in shareholders’ equity of approximately $600 million to $700 million.

Because of the charges associated with runoff reinsurance operations, the company will report the results of these operations as a separate segment beginning with the third quarter of 2002.

CIGNA will release its third quarter 2002 financial results on Friday, November 1, 2002, no later than 5:00 a.m. Eastern Standard Time (EST). Management will review these results, the full year 2002 and 2003 outlook, and the actions that are being taken to improve the operating performance of its health care operations on a conference call beginning at 8:30 a.m. EST that same morning. The call-in numbers for the conference call are as follows:

        1-888-221-7319 (Domestic)
        1-703-326-5114 (International)

        1-888-266-2081 (Domestic Replay)
        1-703-925-2533 (International Replay)

It is strongly suggested you call by 8:15 a.m. EST on November 1. The operator will periodically provide instruction regarding the call, as well as procedures in the event of any audio quality problems on your line. A passcode (6234281) is required to access the replay. The replay will be available from 11:30 a.m. EST on Friday, November 1 until 11:59 p.m. EST on Friday, November 15.

Additionally, the quarterly conference call will be available on a live webcast through http://www.vcall.com. Please note that this feature will be in listen-only mode.

A copy of the company’s news release and statistical supplement will be available online at http://www.cigna.com under Investor Relations, Current Disclosures section, by 5:00 a.m. EST on November 1.

CIGNA Corporation and its subsidiaries constitute one of the largest investor owned employee benefits organizations in the United States. Its subsidiaries are major providers of employee benefits offered through the workplace, including health care products and services; group life, accident and disability insurance; retirement products and services; and investment management. As of June 30, 2002, CIGNA Corp. and its subsidiaries had consolidated assets of $89.2 billion and shareholders’ equity of $5.2 billion. Full-year 2001 revenues totaled $19.1 billion. Web site: http://www.cigna.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR"
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in this press release, in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. For example, this press release includes forward-looking statements regarding (a) CIGNA’s outlook for its third quarter and full year 2002 earnings and (b) management’s plans for a realignment of CIGNA’s health care business, including certain charges that may be required in the fourth quarter of 2002 as a result. Such statements may contain information about financial prospects, economic conditions, trends and other uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;
2.	increased medical, administrative, technology or other costs resulting from legislative and, regulatory challenges to, and new regulatory requirements imposed on, CIGNA's health care business;
3.	the risks associated with pending and potential state and federal health care class action lawsuits and other litigation;
4.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;
5.	significant reductions in customer retention;
6.	significant changes in interest rates;
7.	significant reductions in the financial strength ratings of CIGNA's insurance subsidiaries;
8.

inability of the program adopted by CIGNA to substantially reduce equity market risks for reinsurance contracts that guarantee minimum death benefits under certain variable annuities (including possible market difficulties in entering into appropriate futures contracts and in matching such contracts to the underlying equity risk) and adjustments to the reserve assumptions used in estimating CIGNA’s liabilities for these reinsurance contracts;

9.

significant stock market declines, which could, among other things, reduce results in CIGNA's retirement business and result in increased pension expenses in future periods and the recognition of additional pension obligations;

10.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments;
11.	changes in federal income tax laws; and
12.	risk factors detailed in CIGNA's Form 10-Q for the second quarter of 2002, including the Cautionary Statement in Management's Discussion and Analysis.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.